

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2025

Trent A. Ward
Chief Executive Officer
Interactive Strength Inc.
1005 Congress Avenue, Suite 925
Austin, Texas 78701

> **Re: Interactive Strength Inc.**
> **Registration Statement on Form S-1**
> **Filed February 7, 2025**
> **File No. 333-284788**

Dear Trent A. Ward:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jenny O'Shanick at 202-551-8005 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Steven A. Lipstein